United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13D/A
Under the Securities and Exchange Act of 1934
Amendment No. 2

AMNET MORTGAGE, Inc.
Name of Issuer

Common Stock ($0.01)
Title of Class of Securities

03169A108
CUSIP Number

Howard Amster, 23811 Chagrin Blvd., Suite 200
Beachwood, Ohio 44122-5525,   (216) 595-1047
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2004
(Date of Event Which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report this acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13 d-1 (a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act, but shall be subject to all other provisions of the Act (however see the Notes).




1	Name of Reporting Person	Howard Amster

2	If a member group		a)	 /X/
b)	/  /

3	SEC Use only

4	Source of Funds		PF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting		507,975
Beneficially
Owned By Each	8	Shared Voting		  35,500
Reporting Person
With			9	Sole Dispositive	507,975

			10	Shared Dispositive	  35,500

11	Aggregate Amount Beneficially owned	632,975

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)		8.6 %

14	Type of Reporting Person	IN


















1	Name of Reporting Person	Amster Limited Partnership

2	If a member group		a)	 /X/
					b)         /   /

3	SEC Use only

4	Source of Funds		OO

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		3,600
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	3,600

11	Aggregate Amount Beneficially owned	3,600

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)		.04 %

14	Type of Reporting Person			PN


















1	Name of Reporting Person	Amster Trading Company

2	If a member group		a)	 /X/
					b)         /   /

3	SEC Use only

4	Source of Funds	WC

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		31,500
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	31,500

11	Aggregate Amount Beneficially owned	11,600

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)		.15 %

14	Type of Reporting Person	CO



















1	Name of Reporting Person	Amster Trading Company
					Charitable Remainder Unitrust

2	If a member group		a)	 /X/
					b)         /  /

3	SEC Use only

4	Source of Funds		AF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		19,900
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	19,900

11	Aggregate Amount Beneficially owned	19,900

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)		0.3  %

14	Type of Reporting Person	CO
















1	Name of Reporting Person	Pleasant Lake Apts. Limited Partnership

2	If a member group		a)	 /X/
					b)         /   /

3	SEC Use only

4	Source of Funds		OO

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		400
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	400

11	Aggregate Amount Beneficially owned	400

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)		.00 %

14	Type of Reporting Person	PN


















1	Name of Reporting Person	Ramat Securities Ltd.

2	If a member group		a)	 /X/
					b)         /   /

3	SEC Use only

4	Source of Funds		WC

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		125,000
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	125,000

11	Aggregate Amount Beneficially owned	125,000

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)		1.7 %

14	Type of Reporting Person	BD

















There are no changes to the Schedule 13D, as amended except as set forth in this second amendment.

Item 2.		Identity and Background

a)	Amster Trading Company Charitable Remainder Unitrust

b)	25812 Fairmount Blvd., Beachwood, Ohio 44122-2214

c)	Charitable Remainder Unitrust

Amster Trading Company Charitable Remainder Unitrust has been 100 % funded by Amster Trading Company. Because Amster
Trading Company has the right to change the trustee of the trust, it can be deemed to have the right to shared voting and dispositive power over any security owned by the trust. While Amster
Trading Company receives certain income distributions from the trust, the assets owned by the trust benefits charitable purposes. Amster Trading Company disclaims beneficial ownership of the securities owned by the trust.

d)	Neither the trust or trustee of the Amster Trading
Company Charitable Remainder Unitrust has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors if any) within the last five years.

e)	Neither the trust or the trustee of the Amster Trading
Company Charitable Remainder Unitrust has been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction of the type described in Item 2 of
Schedule 13D within the last five years.

Item 2.		Identity and Background

a)	Howard Amster

b)	23811 Chagrin Blvd. #200, Beachwood, Ohio 44122-5525

c)	Present principal occupation- Real Estate Operator
	23811 Chagrin Blvd. # 200, Beachwood, Oh 44122-5525

d)	Howard Amster has not been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Howard Amster has not been party to any civil proceedings of a judicial or administrative body or competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

f)	U.S.A.

Item 2.		Identity and Background

For information purposes only:

William Costaras, a registered representative of Ramat Securities Ltd. is not an owner of Ramat Securities Ltd. and accordingly, has no shared voting, no dispositive power, no pecuniary interest in Registrant's common shares nor to any other securities owned by Ramat Securities Ltd. Mr. Costaras disclaims being a member of this group. Mr. Costaras owns 51,300 common shares of AMNET Mortgage, Inc. or .7 % of the Registrant's common shares with sole voting and dispositive power over his shares. Ramat Securities Ltd. has no voting, no dispositive power, nor pecuniary interest in Registrant's common shares nor to any other securities owned by Mr. Costaras.

Item 3.		Source and Amount of Funds or Other Consideration

Howard Amster and in his individual retirement account purchased all AMNET Mortgage Inc., common stock with personal funds without borrowing. The total consideration for his purchases is $ 49,170.07 bringing Howard Amster's total investment to $ 2,457,595.96.

Amster Trading Charitable Remainder Unitrust purchased all
AMNET Mortgage Inc., common stock with trust assets without borrowing. The total consideration for its purchases is $ 79,533.12.

Ramat Securities Ltd., purchased AMNET Mortage Inc. common stock with working capital without borrowing. The total consideration for its purchases is $ 376,780.00 bringing
Ramat Securities Ltd. total investment to 949,164.80.









Item 4.		Purpose of Transaction

This 13D amendment number two is filed because:

Howard Amster, Amster Limited Partnership, Amster Trading
Company, Amster Trading Company Charitable Remainder
Unitrust, Pleasant Lake Apt. Partnership, Ramat Securities Ltd.
may deemed to be a group.

Howard Amster, Amster Limited Partnership, Amster Trading
Company, Amster Trading Company Charitable Remainder
Unitrust, Pleasant Lake Apt. Partnership, Ramat Securities Ltd.
each acquired common stock for purposes of investment.

There are no present plans or proposals by Howard Amster, Amster Limited Partnership, Amster Trading
Company, Amster Trading Company Charitable Remainder
Unitrust, Pleasant Lake Apt. Partnership, Ramat Securities Ltd.
as reported in this Schedule 13D Amendment 2 which relates to or would result in the following:

a.	The acquisition by Howard Amster, Amster Limited Partnership,
Amster Trading Company, Amster Trading Company Charitable
Remainder Unitrust, Pleasant Lake Apt. Partnership,
Ramat Securities Ltd., of additional securities of the Issuer or the disposition of securities of the Issuer, however, Howard Amster, Amster Limited Partnership, Amster Trading
Company, Amster Trading Company Charitable Remainder
Unitrust, Pleasant Lake Apt. Partnership, Ramat Securities Ltd.
might acquire additional shares or other securities of the Issuer or dispose of some or all of their shares or other securities of the Issuer depending upon market conditions and their respective personal circumstances;












Item 5.		Interest in Securities of the Issuer

The outstanding common shares of the Issuer is 7,355,547 shares.
(Based upon the Issuer's 7,855,547 shares see 3/31/04 10Q filing less 500,000 shares in Issuer's news release of 6/29/04)

(a)(b)	The aggregate amount owned by the Reporting Persons is
668,475  shares or 9.09 % of the outstanding shares.

Howard Amster in his name and individual retirement accounts owns 507,975 shares or 6.9 % of the outstanding shares.

Amster Ltd. Partnership owns 3,600 shares or
..04 % of the outstanding shares.

Amster Trading Company owns 11,600 shares or .15 % of the outstanding shares.

Amster Trading Company Charitable Remainder Unitrust owns 19,900 shares or 0.3 % of the outstanding shares.

Pleasant Lake Apt. Ltd. Partnership owns 400 shares or
..00 % of the outstanding shares.

Ramat Securities Ltd. owns 125,000 shares or
1.7 % of the outstanding shares.

c)	Description of Transactions
All transactions were open market transactions except where noted.


								Executing
Identity	Date			Shares	 Price		Broker
Howard	06/04/03	Sold	13200	8.5142		Bear Stearns
Amster		06/05/03	Sold	32000	8.4961		Bear Stearns
		06/06/03	Sold	  9000	8.5022		Bear Stearns
		06/11/03	Sold	  4500	8.5269		Bear Stearns
		06/12/03	Sold	  7100	8.9655		Bear Stearns
		06/13/03	Sold	  6000	9.4742		Bear Stearns
		11/13/03	Buy	  5900	8.3173		Bear Stearns
		06/30/04	Sold	41825	10.4002	Bear Stearns




Amster		03/28/03	Buy	  7000	3.9879		Bear Stearns
Trading	03/31/03	Buy	  9900	3.9718		Bear Stearns
Charitable	04/01/03	Buy	  3000	3.99		Bear Stearns
Remainder
Unitrust

Ramat 		11/18/03	Buy	5000	8.4014		Bear Stearns
Securities	11/19/03	Buy	7200	8.48125	Bear Stearns
Ltd.		11/19/03	Buy	1100	8.50		Bear Stearns
		11/20/03	Buy	6100	8.48754	Bear Stearns
		11/24/03	Buy	2200	8.23863	Bear Stearns
		11/25/03	Buy	1500	8.47		Bear Stearns
		11/28/03	Buy	2500	8.372		Bear Stearns
		12/01/03	Buy	5000	8.4044		Bear Stearns
		12/02/03	Buy	1000	8.34		Bear Stearns
		12/03/03	Buy	1300	8.30		Bear Stearns
		12/04/03	Buy   12100	8.23735	Bear Stearns



























Signature	After reasonable inquiry and to the best of our knowledge
		and belief, we certify that the information set forth in this statement is true, complete and correct.


Date:		July 6, 2004


/s/
Howard Amster


/s/
Amster Ltd. Partnership
By:	Howard Amster
Title:	General Partner


/s/
Amster Trading Company
By:	Howard Amster
Title:	President


/s/
Amster Trading Company Charitable
Remainder Unitrust
By:	Howard Amster
Title:	Trustee



/s/
Pleasant Lake Apt. Ltd. Partnership
By:	Howard Amster, President
	Pleasant Lake Apts. Corp.,
Title:	General Partner


/s/
Ramat Securities Ltd.
By:	David Zlatin
Title:	Principal